VIA EDGAR

July 19, 2011

Re:	MasterCard Incorporated

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed February 24, 2011

File No. 001-32877

Ms. Jennifer Fugario

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Ms. Fugario:

On behalf of MasterCard Incorporated (“MasterCard”), we hereby submit the following responses to your letter dated July 6, 2011 regarding the Securities and Exchange Commission Staff’s review of MasterCard’s Form 10-K for the Fiscal Year Ended December 31, 2010 filed on February 24, 2011.

To assist your review, we have retyped the text of the Staff’s comments in italics below. The responses and information described below are based upon information provided to us by MasterCard.

General

1.	We have received your application for confidential treatment of certain portions of exhibits 10.33 and 10.34. Comments relating to your application for confidential treatment, if any, will be provided in a separate letter.

MasterCard acknowledges the Staff’s comment.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Income Taxes, page 63

2.

We note from your income tax disclosures in footnote 21 that the foreign effective tax rate has materially increased for fiscal 2010 as compared to the prior periods presented despite a decline in foreign earnings. Please tell us how you considered explaining the relationship between the foreign and domestic effective tax rates in greater detail, as it appears as though separately discussing the foreign effective income tax rates may be important information necessary to understanding your results of operations. To the extent that certain countries have had a more significant impact on your effective tax rate for fiscal 2010, tell us how you considered disclosing this information and including a discussion regarding how potential changes in such countries’ operations may impact your results of operations. Refer to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release No. 33-8350.

The Company advises the Staff that the higher foreign effective tax rate for 2010, reported in footnote 21, was not the result of any particular country having a more significant impact on the Company’s effective tax rate. The higher foreign effective tax rate for 2010 was driven by the repatriation of current year earnings from a foreign subsidiary which occurred in September 2010. This repatriation, which was disclosed on page 43 in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” (MD&A) of the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2010 filed on November 2, 2010, and on page 63 in the MD&A of the Company’s Annual Report on Form 10-K for the year ended December 31, 2010 filed on February 24, 2011, increased the amount of earnings reported (and taxed) in the United States. The impact of this increase, however, was offset by available foreign tax credits. The impact on the Company’s overall effective tax rate resulting from this repatriation of current year earnings is included in the rate reconciliation contained on page 63 in the MD&A of the 2010 Form 10-K. The Company has discussed the impact of this repatriation on the effective tax rate in 2010 as compared to 2009 and 2008 in the MD&A, and believes that it has provided appropriate disclosure to permit readers of the Form 10-K to understand the primary drivers of the effective tax rate and the relationship between the foreign and domestic effective tax rates.

The Company also advises the Staff that it does not, and did not as of the date of filing of its 2010 Form 10-K, believe that the higher foreign effective tax rate in 2010 as compared to prior periods was reasonably likely to continue. The Company advises the Staff that it will, to the extent material in future periods, continue to discuss in the MD&A the impact the taxation of foreign earnings has on changes in its effective tax rate.

Liquidity and Capital Resources, page 64

3.	We note that a substantial amount of your earnings from non-U.S. subsidiaries are reinvested indefinitely outside of the U.S. Tell us how you considered disclosing the amount of cash and cash equivalents and investments that are currently held outside of the U.S. and the impact of repatriating the undistributed earnings of non-U.S. subsidiaries. In this regard, we note this disclosure would illustrate that some cash is not presently available to fund domestic operations and obligations without paying a significant amount of taxes upon their repatriation. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release No. 33-8350.

The Company advises the Staff that the majority of cash and cash equivalent and current available-for-sale investment securities balances (“cash balances”) at December 31, 2010 were those belonging to domestic entities (i.e., entities subject to current U.S. taxation).

The Company believes that its domestic cash balances, its domestic cash flow generating capabilities, its borrowing capacity and its access to capital resources are sufficient to satisfy its future operating cash needs, capital asset purchases, outstanding commitments and other liquidity requirements associated with its existing domestic operations and litigation settlement obligations. In response to the Staff’s comment, the Company advises the Staff that it will further enhance its discussion of liquidity by including the following disclosure (updated as appropriate) in the MD&A of its Form 10-Q for the quarter ended June 30, 2011 and, to the extent appropriate, in subsequent periodic reports:

“Cash and cash equivalents, and current available-for-sale investment securities held by our foreign subsidiaries (i.e., any entities where earnings would be subject to U.S. tax upon repatriation) was $             billion and $1.1 billion at June 30, 2011 and December 31, 2010, respectively, or             % and 28% of our total cash and cash equivalents and current available-for-sale investment securities as of such dates. It is our present intention to permanently reinvest the undistributed earnings associated with our foreign subsidiaries as of December 31, 2010 outside of the United States (as disclosed in footnote 21 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2010), and our current plans do not require repatriation of these earnings. If these earnings are needed for U.S operations or can no longer be permanently reinvested outside of the United States, the Company would be subject to U.S. tax upon repatriation.”

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 22. Legal and Regulatory Proceedings, page 123

4.	We note you disclose that it is not possible to estimate the liability related to many of your legal proceedings. Please explain, in sufficient detail for each specific matter, why you are unable to make such estimates considering that certain of these matters have been outstanding for some time. In this regard, we would expect continuous evaluation as litigation progresses with respect to estimates of possible losses or range of losses and related disclosure pursuant to paragraphs 3 through 5 of ASC 450-20-50. Please revise your disclosure in future filings to either provide a range of loss, which may be aggregated for all of the litigation matters for which you are able to estimate the amount of the loss or range of possible loss, or provide disclosure for each of the litigation matters that you are unable to estimate the loss or range of possible loss and the reasons why you are unable to provide an estimate. Further, if you cannot estimate the possible loss or range of possible losses, please consider providing additional disclosure that could allow an investor to evaluate the potential magnitude of the claim.

The Company respectfully submits that its disclosure in Note 22 is consistent with the guidance in paragraphs 3 through 5 of ASC 450-20-50. As required under ASC 450-20-25-2, the Company establishes an accounting reserve for contingent liabilities when a loss is deemed both probable and reasonably estimable. If no reserve is established, then the Company further assesses whether disclosure should be made in the event there is a reasonable possibility that a loss may be incurred. Further, the Company discloses both the nature of the contingency and an estimate of the possible loss or range of loss, or includes a statement that such an estimate cannot be made as provided in ASC 450-20-50 paragraph 4.

In carrying out the analyses required by ASC 450-20-50, the Company, with the assistance of its counsel, thoroughly and continuously analyzes each material matter notwithstanding the duration that such matter has been outstanding. As such, the Company takes into consideration the procedural posture of the case, including any recent rulings by the court, advice of expert and counsel, information from settlement discussions or other developments that may impact its analysis. Based upon these inputs and data points, the Company then determines whether an amount of a loss is reasonably probable or possible and whether or not it is estimable.

A review of Note 22 reflects this analysis. As an initial matter, the Company notes that the introductory paragraph of Note 22 states that “[s]ome of these proceedings involve complex claims that are subject to substantial uncertainties and unascertainable damages. Therefore, the probability of loss and an estimation of damages are not possible to ascertain at present. While these types of contingencies are generally resolved over long periods of time, the probability of loss or an estimation of damages can change due to discrete or a combination of developments…. Except as discussed below, MasterCard has not established reserves for any of these proceedings.” The Company then provides a detailed discussion of each of the material litigations.

The Company advises the Staff that, in a number of these matters, the Company is awaiting decisions on appeals from a dismissal of the matter or an appeal of a court-approved settlement of the matter, while in other matters, the Company is awaiting decisions on motions to dismiss and class certification. However, the Company continually updates its disclosure to reflect developments in these proceedings even if those developments do not alter the Company’s conclusion concerning whether a loss is reasonably probable or possible or is estimable in order to provide context and assist the reader in evaluating the claims. For example, even though an estimate of a reasonably possible loss was still unable to be determined, we note for the Staff’s attention that the following additional detailed disclosure (supplemental to what had been in the Company’s Annual Report on Form 10-K for the year ended December 31, 2010) was included on page 23 of the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2011 regarding developments in court-recommended mediation sessions with respect to the Company’s interchange merchant litigations:

“MasterCard and the other defendants have been participating in separate court-recommended mediation sessions with the individual merchant plaintiffs (who account for less than 5% of the purchase volume of the class plaintiffs) and the class plaintiffs. Although substantial progress has been made in the mediation with the individual merchant plaintiffs, there has not been similar progress with the class plaintiffs. In particular, the class plaintiffs’ confidential demands to MasterCard include unacceptable financial components as well as unacceptable changes to

MasterCard’s business practices, and accordingly, MasterCard cannot ascertain whether the mediation or any settlement efforts will be successful. As a result of, among other things, varied progress in mediation and settlement negotiations, numerous yet-unresolved motions in the proceedings, and the uncertainty of the potential outcomes of these and related issues, an estimate of a reasonably possible loss is not possible to ascertain at this time.”

The Company advises the Staff that it will continue to analyze each of its material matters and will continue to disclose in its future filings with respect thereto relevant developments regarding the nature of the contingency and an estimate of the possible loss or range of loss to the extent they can be reasonably estimated or a statement that such an estimate cannot be made.

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Please do not hesitate to call Joshua Ford Bonnie at 212-455-3986 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ SIMPSON THACHER & BARTLETT LLP
SIMPSON THACHER & BARTLETT LLP

cc:	Securities and Exchange Commission

Patrick Gilmore

Ryan Houseal, Esq.

Barbara C. Jacobs

MasterCard Incorporated

Noah J. Hanft

Bart S. Goldstein

Martina Hund-Mejean

John Sulca

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